**FRIENDS PROVIDENT**

**Friends Provident plc**
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2007 JUN 25 A 6: 41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07024680

Securities and Exchange Comm
Office of International Corporate
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

19 June 2007

082-34640

SUPPL

Dear Sir

**Friends Provident plc - File number 82 - 524**

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

| | |
|---|---|
| 08-May-07 | Annual Information update |
| 11-May-07 | Director/PDMR Shareholding |
| 15-May-07 | Acquisistion |
| 16-May-07 | Holding in Company |
| 18-May-07 | Holding in Company |
| 23-May-07 | Holding in Company |
| 24-May-07 | Result of AGM |
| 25-May-07 | Holding in Company |
| 25-May-07 | Holding in Company |
| 29-May-07 | Holding in Company |
| 30-May-07 | Treasury shares |
| 04-Jun-07 | Total Voting Rights |
| 04-Jun-07 | Holding in Company |
| 06-Jun-07 | Director/PDMR Shareholding |
| 08-Jun-07 | Further re Acquisition |
| 11-Jun-07 | Director/PDMR Shareholding |
| 12-Jun-07 | Holding in Company |
| 14-Jun-07 | Holding in Company |

PROCESSED
JUN 28 2007
THOMSON FINANCIAL

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

dw 6/25



*Friends Provident is the business name of certain companies in the Friends Provident group of companies that we list overleaf*

INVESTOR IN PEOPLE

# Regulatory Announcement

Go to market news section

RECEIVED
2007 JUN 25 A 6:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Annual Information Update |
| **Released** | 11:52 08-May-07 |
| **Number** | PRNUK-0805 |

8 May 2007

Annual information update

Friends Provident plc (the 'Company') announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the twelve month period ended 30 April 2007.

Regulatory announcements

| | |
|---|---|
| 26-Apr-06 | Annual Information update |
| 28-Apr-06 | 1st Quarter results |
| 02-May-06 | Treasury stock |
| 04-May-06 | Holding in Company |
| 09-May-06 | Director/PDMR Shareholding |
| 16-May-06 | Treasury Stock |
| 25-May-06 | AGM Statement |
| 30-May-06 | Treasury Stock |
| 07-Jun-06 | Presentation to Analysts and Investors |
| 08-Jun-06 | Director/PDMR Shareholding |
| 09-Jun-06 | Treasury Stock |
| 16-Jun-06 | Holding in Company |
| 23-Jun-06 | EEV 6 months to 30 June 2005 |
| 27-Jun-06 | Treasury Stock |
| 28-Jun-06 | Senior Management change |
| 03-Jul-06 | Pension Scheme |
| 10-Jul-06 | Director/PDMR Shareholding |
| 08-Aug-06 | Interim Results - Part 1 |
| 08-Aug-06 | Interim Results - Part 2 |
| 10-Aug-06 | Director/PDMR Shareholding |
| 12-Aug-06 | Director/PDMR Shareholding |

| | |
|---|---|
| 16-Aug-06 | Director/PDMR Shareholding |
| 18-Aug-06 | Treasury Stock |
| 01-Sep-06 | Treasury Stock |
| 08-Sep-06 | Director/PDMR Shareholding |
| 14-Sep-06 | Board Appointment |
| 18-Sep-06 | Treasury Stock |
| 02-Oct-06 | Treasury Stock |
| 09-Oct-06 | Director/PDMR Shareholding |
| 10-Oct-06 | Appointment |
| 17-Oct-06 | Treasury Stock |
| 30-Oct-06 | Treasury Stock |
| 31-Oct-06 | Analyst & Investor Workshop |
| 31-Oct-06 | 3rd quarter results |
| 02-Nov-06 | Director/PDMR Shareholding |
| 09-Nov-06 | Director/PDMR Shareholding |
| 13-Nov-06 | Treasury Stock |
| 27-Nov-06 | Letter to shareholders |
| 27-Nov-06 | Treasury Stock |
| 07-Dec-06 | Director/PDMR Shareholding |
| 11-Dec-06 | Treasury Stock |
| 22-Dec-06 | Treasury Shares and Total Voting Rights |
| 08-Jan-07 | Director/PDMR Shareholding |
| 19-Jan-07 | Total Voting Rights |
| 22-Jan-07 | Treasury Shares |
| 26-Jan-07 | Conversion of securities and total voting rights |
| 31-Jan-07 | Q4 New Business Results |
| 31-Jan-07 | Total Voting Rights |
| 01-Feb-07 | Holding in Company |
| 07-Feb-07 | Holding in Company |
| 07-Feb-07 | Director/PDMR Shareholding |
| 14-Feb-07 | Holding in Company |

19-Feb-07 Treasury Shares

| | |
|---|---|
| 27-Feb-07 | Holding in Company |
| 28-Feb-07 | Total Voting Rights |
| 05-Mar-07 | Treasury Shares |
| 08-Mar-07 | Director/PDMR Shareholding |
| 15-Mar-07 | Holding in Company |
| 15-Mar-07 | Treasury Shares |
| 20-Mar-07 | Final Results part 1 |
| 20-Mar-07 | Final Results part 2 |
| 23-Mar-07 | Holding in Company |
| 23-Mar-07 | Director/PDMR Shareholding |
| 26-Mar-07 | Holding in Company |
| 28-Mar-07 | Treasury Shares |
| 30-Mar-07 | Treasury Shares |
| 30-Mar-07 | Total Voting Rights |
| 11-Apr-07 | Director/PDMR Shareholding |
| 16-Apr-07 | Issue of equity and loan note |
| 16-Apr-07 | Treasury Shares |
| 20-Apr-07 | Annual report and Accounts and Notice of AGM |
| 27-Apr-07 | First quarter results |
| 30-Apr-07 | Treasury Shares |
| 30-Apr-07 | Total Voting Rights |

Details of the regulatory announcements can be found in full on the London Stock Exchange website at www.londonstockexchange.com/en-gb/pricesnews/marketnews

Documents filed with FSA/UKLA

The following documents were submitted to the FSA:

- Letter to shareholders dated 24 November 2006 regarding the introduction of a dividend re-investment plan;

  * Report and Accounts for the year ended 31 December 2006 of Friends Provident plc;

  * Notice of Annual General Meeting 2007;

  * Friends - 2006 Annual Review for Shareholders and Summary Financial Statements;

* Example of Proxy Voting Form.

These are available for viewing at the UKLA's Document Viewing Facility, the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The Company's Annual report for the year ended 31 December 2006 and the 2007 AGM documents can also be found on the Company's website.

Copies of the proposed articles of association have also been forwarded to the Financial Services Authority in accordance with the Disclosure and Transparency Rule 6.1.2 and are available on the Company's website www.friendsprovident.com/reports

Companies House

The Company has submitted various filings to Companies House, including, but not limited to, those concerning the appointment and resignations of directors, ordinary and special resolutions passed at the Company's Annual General Meeting on 25 May 2006. Copies of these documents can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ (tel 0870-3333636) or at www.companieshouse.gov.uk

The information referred to in this update was up to date at the time it was published; however the information may be out-of-date now, due to changing circumstances.

Further information regarding the Company and its activities are available at www.friendsprovident.com

For further information, please contact:

Gordon Ellis, Group Secretary 01306 653087

END

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©2007 London Stock Exchange plc. All rights reserved

RECEIVED
2007 JUN 25 A 6:01
FICE OF INTERNATIONAL CORPORATE FINANCE



| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 16:02 11-May-07 |
| **Number** | PRNUK-1105 |

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b)

11 May 2007

Friends Provident plc announces the transfer of 8,006 treasury shares from the Treasury Shares Account to participants of the Executive Share Option Scheme and Deferred Share Plan on 11 May 2007.

In addition, the Company transferred 19,836 treasury shares on to the trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.9185 per share to satisfy the obligation to issue shares to SIP participants in April 2007. The Company has received notification from the following persons discharging managerial responsibility, including the executive directors of the Company, that of the 19,836 shares acquired by the trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

| Name | Shares Purchased on 8 May 2007 | Total number of shares held by director and Connected Persons |
|---|---|---|
| A R G Gunn | 65 | 105,851 |

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

| Name | Shares Purchased on 8 May 2007 | Total number of shares held by persons discharging managerial responsibilities and Connected Persons |
|---|---|---|
| S J Clamp | 65 | 4,353 |
| A P Jackson | 65 | 8,722 |
| R Sepe | 65 | 11,144 |
| J Stevens | 65 | 10,388 |
| P T Tunnicliffe | 65 | 9,528 |

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 6,272 shares out of the 2,024,930 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,171,528,063 ordinary shares of 10p each of which 21,756,923 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be *relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and* distribution apply.**

©2007 London Stock Exchange plc. All rights reserved

# Regulatory Announcement

Go to market news section

RECEIVED
2007 JUN 25 A 6:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

| | |
|---|---|
| Company | Friends Provident PLC |
| TIDM | FP. |
| Headline | Acquisition |
| Released | 07:01 15-May-07 |
| Number | 5954W |

RNS Number:5954W
Friends Provident PLC
15 May 2007

15 May 2007

Friends Provident plc acquires two intermediaries
- the Sesame Group Limited and Pantheon Financial Limited

Friends Provident Distribution Holdings, a 100% subsidiary of Friends Provident plc ("Friends Provident") has today, in two separate deals, agreed to acquire two UK financial intermediary businesses.

Sesame Group Limited ("Sesame") is one of the largest providers of support services to financial advisers in the UK including regulatory compliance, training, research and technology. Sesame's membership, which exceeds 7,500 registered individuals, provides financial advice and distributes a wide range of investment, protection, mortgage and general insurance products.

Pantheon Financial Limited is an independent financial adviser firm specialising in the high net worth and ultra high net worth markets. The company has grown organically and through successfully integrating four acquisitions. It currently has over 15,000 clients and its activities include financial planning, tax and investment advice, scheme administration, and a retail investment unit operating via a call centre.

Friends Provident will acquire 100% of Sesame from Misys Services Limited ("Misys"), a wholly owned subsidiary of Misys plc, for a consideration of £75 million payable at the time of the completion. A further balancing payment/ receipt will be determined by reference to the completion balance sheet of Sesame as at 31 May 2007. The acquisition is subject to final approval from FSA.

In Misys' latest Interims Results, as at the 30 November 2006, Sesame reported operating profit of £8 million for the six-month period, which compares with £8.6 million for the 12 months ended 31 May 2006.

Friends Provident will acquire 100% of Pantheon Financial Limited for an upfront payment of £16.8 million in cash with potential further payments spread over the next three years depending on performance.

The acquisition of these high quality businesses builds on our successful strategy to strengthen and develop our relationships with the distribution community by investing in intermediaries with growth prospects and favourable investment returns. This is the first occasion where the Group has taken

complete control of an intermediary and reflects Friends Provident's view of the importance of quality distribution to the financial services sector.

Sesame and Pantheon Financial Limited will continue to operate autonomously, retaining their brands, people and offices.

Ben Gunn, director, Friends Provident plc, said:

"We are delighted with the opportunity to acquire these high quality, profitable brands and their talented management teams. Friends Provident is committed to maintaining and supporting a healthy intermediated sector which is our primary access to market. Consumers should have choice from a stable and efficient adviser community that identifies the best client solutions."

Patrick Gale, chief executive of Sesame commented that:

"As a major financial services company, Friends Provident is a logical and natural owner to provide the support for us to drive our future aspirations. Friends Provident and Sesame's management team will work closely together on a number of strategic initiatives and further establish Sesame as a leading brand in intermediated financial distribution."

James Kaberry, chief executive of Pantheon Financial Limited, added:

"We are delighted to be joining the Friends Provident Group. This is a major step forward for our company and the next phase of growth for the business, its clients and its people."

- Ends -

For further information, please contact:


| | | |
|---|---|---|
| Nick Boakes | Friends Provident plc | +44 (0)845 641 7814 |
| Di Skidmore | Friends Provident plc | +44 (0)845 641 7833 |
| Sandra Grandison | Friends Provident plc | +44 (0)845 641 7834 |
| Alex Simmons | Finsbury Limited | +44 (0)20 7251 3801 |


Ref: H105

Notes to Editors

About Sesame

Sesame is the leading provider of support services to 7,500 financial advisers across the UK. Some of the services include compliance and regulatory support, access to the latest product research, training and development technical seminars, preferential PI terms and access to cutting edge technology that allows advisers to write business more efficiently.

Sesame was launched on 1 August 2003 as the new identity for Misys IFA Services - bringing together under one brand five separate IFA businesses (Countrywide, DBS, Financial Options, IFA Network and Kestrel.)

About Pantheon Financial Limited

Pantheon Financial Limited was established in September 2000 by James Kaberry and Duncan Read, to provide high quality financial advice and services to high net worth individuals. The company has successfully integrated Brabins, Unitas, Hobsons and Fraser Anderson into its business.

Pantheon Financial Limited is a Leeds-based independent financial adviser, with 82 staff, including 32 advisers, and has offices based in Leeds, Nottingham, London, Orpington, Evesham, Scunthorpe, and Southrop. The company operates in six distinct areas - wealth management and tax planning, corporate financial planning, pensions management and retirement planning, employee and executive benefit consulting, mortgages and discount broking.

About Friends Provident

Friends Provident plc is the holding company of the Friends Provident Group of companies and a member of the FTSE 100. With more than 2.5 million customers the Group employs approximately 5,000 staff in its three core businesses: UK Life & Pensions, International Life & Pensions and Asset Management.

Now in its 175th anniversary year, the business was founded on Quaker principles and aimed to alleviate the hardship of families facing misfortune. Friends Provident has embraced corporate governance and achieving high standards of corporate behaviour and accountability to both stakeholders and customers is at the heart of our business. In 2001 the company established the grant-making charity The Friends Provident Foundation with the aim to encourage new ways of thinking about how money can be used to solve a wide range of problems.

Fast growing

UK Life & Pensions:

- 2006 new business sales up 30%, growth underpinned by award-winning service

International Life & Pensions:

- Friends Provident International - 2006 new business sales up 16%
- Lombard - 2006 new business sales up 40%

Asset Management:

- Funds under management £104 billion at 31 December 2006 from £30 billion at listing (July 2001)

Financially strong

- Risk Capital Margin of £220m covered by surplus assets within With Profits Fund at 31 December 2006

- Life & Pensions excess capital resources in accordance with FRS 27 £1.8 billion at 31 December 2006

- Regulatory solvency: Free Asset Ratio 22.2% at 31 December 2006

- Insurer financial strength rating: Moody's A1, S&P A+, Fitch A+

For more information on Friends Provident including, photos, awards, fast facts, presentations, and media contacts please visit the media section at www.friendsprovident.com/media

This information is provided by RNS
The company news service from the London Stock Exchange

END

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©2007 London Stock Exchange plc. All rights reserved

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Holding(s) in Company |
| **Released** | 15:08 16-May-07 |
| **Number** | PRNUK-1605 |

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

| 2. Reason for the notification | State Yes/No |
|---|---|
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): | |

| | |
|---|---|
| 3. Full name of person(s) subject to the notification obligation (iii): | AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies |
| 4. Full name of shareholder(s) (if different from 3.) (iv): | |
| 5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): | 11/05/2007 |
| 6. Date on which issuer notified: | 16/05/2007 |
| 7. Threshold(s) that is/are crossed or reached: | 15% |

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | | Resulting situation after the triggering transaction (vii) | | |
|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights (ix) | % of voting rights |

(viii)

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| Ord GB0030559776 | 330,502,462 | 330,502,462 | 16,392,692 | 16,392,692 | 302,416,236 | 0.76 | 14.07 |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted | % of voting rights |
|---|---|---|---|---|
| Convertible bond | | 11/12/2007 | 1,200,000 | 0.06% |

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 320,008,928 | 14.89% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

9.Chain (Financial Instrument)

| Name of the Company / Fund | Number of Shares | % of issued share capital |
|---|---|---|
| AXA Framlington Managed Income | 700,000 | 0.03256 |
| Indirect | | |
| AXA Framlington Monthly Income | 500,000 | 0.02326 |
| Indirect | | |
| Total Direct | 0 | 0.00000 |
| Total Indirect | 1,200,000 | 0.05582 |
| TOTAL' | 1,200,000 | 0. 05582 |

9.Chain

| Name of the Company / Fund | Number of Shares | % of issued share capital |
|---|---|---|
| AXA Ireland Pension Fund | 23,985 | 0.00112 |
| Indirect | | |
| AXA Rosenberg | 499,553 | 0.02324 |

| | | |
|---|---|---|
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 100,000 | 0.00465 |
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 1,250,000 | 0.05815 |
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 1,250,000 | 0.05815 |
| Direct | | |
| AXA UK Investment Co ICVC | 172,000 | 0.00800 |
| Global Distribution Fund | | |
| Indirect | | |
| AXA UK Investment Co ICVC | 430,000 | 0.02000 |
| Global Growth Fund | | |
| Indirect | | |
| AXA UK Investment Co ICVC | 350,000 | 0.01628 |
| Distribution Fund | | |
| Indirect | | |
| Sun Life Pensions Management Ltd | 322,638 | 0.01501 |
| Direct | | |
| Sun Life Pensions Management Ltd A/c X | 720,000 | 0.03349 |
| Direct | | |
| AXA UK Group Pension Scheme | 73,000 | 0.00340 |
| Indirect | | |
| AXA General Unit Trust | 1,760,000 | 0.08187 |
| Indirect | | |
| AXA Financial, Inc | 239,851,715 | 11.15723 |
| Indirect | | |
| AXA Colonia Konzern | 5,856,845 | 0.27244 |
| Direct | | |
| AXA Colonia Konzern | 173,313 | 0.00806 |

| | | |
|---|---|---|
| Indirect | | |
| Sun Life International (IOM) Ltd | 750,000 | 0.03489 |
| Direct | | |
| AXA France | 47,658 | 0.00222 |
| Indirect | | |
| AXA Australia | 1,418,274 | 0.06597 |
| Indirect | | |
| AXA Rosenberg | 58,049,991 | 2.70032 |
| Indirect | | |
| Sun Life International (IOM) Ltd | 2,000 | 0.00009 |
| Direct | | |
| AXA Financial, Inc * | 66,300 | 0.00308 |
| Indirect | | |
| Sun Life Pensions Management Ltd | 53,191 | 0.00247 |
| Direct | | |
| Sun Life Pensions Management Ltd | 225,450 | 0.01049 |
| Direct | | |
| Sun Life Unit Assurance Ltd | 475,000 | 0.02210 |
| LTAV UK Equity | | |
| Direct | | |
| Sun Life Unit Assurance Ltd | 382,246 | 0.01778 |
| FTSE All Share Tracker | | |
| Direct | | |
| Sun Life Pensions Management | 2,062,605 | 0.09595 |
| LTAV UK Equity | | |
| Direct | | |
| Sun Life Pensions Management | 1,868,688 | 0.08693 |
| FTSE All Share Tracker | | |

| | | |
|---|---|---|
| Direct | | |
| AXA Winterthur | 574,476 | 0.02672 |
| Direct | | |
| Total Direct | 16,392,692 | 0.76254 |
| Total Indirect | 302,416,236 | 14.06755 |
| TOTAL | 318,808,928 | 14.83009 |

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Gordon Ellis

15. Contact telephone number: 01306 654802

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under

DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

©2007 London Stock Exchange plc. All rights reserved

# Regulatory Announcement

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RECEIVED

2007 JUN 25 A 6:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

| | |
|---|---|
| Company | Friends ProvidentPLC |
| TIDM | FP. |
| Headline | Holding(s) in Company |
| Released | 19:58 18-May-07 |
| Number | PRNUK-1805 |

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

2. Reason for the notification — State Yes/No

An acquisition or disposal of voting rights — Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii): AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 17/05/2007

6. Date on which issuer notified: 18/05/2007

7. Threshold(s) that is/are crossed or reached: 14%

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | | Resulting situation after the triggering transaction (vii) | | |
|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights (ix) | % of voting rights |

(viii)

| | | | | | | |
|---|---|---|---|---|---|---|
| | | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| Ord GB0030559776 | 320,008,928 | 320,008,928 | 16,289,873 | 16,289,873 | 298,676,728 | 0.76 | 13.89 |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted | % of voting rights |
|---|---|---|---|---|
| Convertible bond | | 11/12/2007 | 1,200,000 | 0.06% |

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 316,166,601 | 14.71% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

9.Chain (Financial Instrument)

| Name of the Company / Fund | Number of Shares | % of issued share capital |
|---|---|---|
| AXA Framlington | 700,000 | 0.03256 |
| Managed Income | | |
| Indirect | | |
| AXA Framlington | 500,000 | 0.02326 |
| Monthly Income | | |
| Indirect | | |
| Total Direct | 0 | 0.00000 |
| Total Indirect | 1,200,000 | 0.05582 |
| TOTAL | 1,200,000 | 0. 05582 |

9.Chain

| Name of the Company / Fund | Number of Shares | % of issued share capital |
|---|---|---|
| AXA Ireland Pension Fund | 18,036 | 0.00084 |
| Indirect | | |
| AXA Rosenberg | 396,734 | 0.01845 |

| | | |
|---|---|---|
| Indirect | | |
| Sun Life International (IOM) Ltd | 750,000 | 0.03489 |
| Direct | | |
| AXA France | 47,658 | 0.00222 |
| Indirect | | |
| AXA Australia | 1,418,274 | 0.06597 |
| Indirect | | |
| AXA Rosenberg | 54,440,260 | 2.53241 |
| Indirect | | |
| Sun Life International (IOM) Ltd | 2,000 | 0.00009 |
| Direct | | |
| AXA Financial, Inc * | 66,300 | 0.00308 |
| Indirect | | |
| Sun Life Pensions Management Ltd | 53,191 | 0.00247 |
| Direct | | |
| Sun Life Pensions Management Ltd | 225,450 | 0.01049 |
| Direct | | |
| Sun Life Unit Assurance Ltd | 475,000 | 0.02210 |
| LTAV UK Equity | | |
| Direct | | |
| Sun Life Unit Assurance Ltd | 382,246 | 0.01778 |
| FTSE All Share Tracker | | |
| Direct | | |
| Sun Life Pensions Management | 2,062,605 | 0.09595 |
| LTAV UK Equity | | |
| Direct | | |
| Sun Life Pensions Management | 1,868,688 | 0.08693 |
| FTSE All Share Tracker | | |
| Direct | | |

| | | |
|---|---|---|
| AXA Winterthur | 574,478 | 0.02672 |
| Direct | | |
| Total Direct | 16,289,873 | 0.75776 |
| Total Indirect | 298,676,728 | 13.89360 |
| TOTAL | 314,966,601 | 14.65136 |

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Gordon Ellis

15. Contact telephone number: 01306 654802

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

| | | |
|---|---|---|
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 100,000 | 0.00465 |
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 1,250,000 | 0.05815 |
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 1,250,000 | 0.05815 |
| Direct | | |
| AXA UK Investment Co ICVC | 136,641 | 0.00636 |
| Global Distribution Fund | | |
| Indirect | | |
| AXA UK Investment Co ICVC | 341,531 | 0.01589 |
| Global Growth Fund | | |
| Indirect | | |
| AXA UK Investment Co ICVC | 350,000 | 0.01628 |
| Distribution Fund | | |
| Indirect | | |
| Sun Life Pensions Management Ltd | 322,638 | 0.01501 |
| Direct | | |
| Sun Life Pensions Management Ltd A/c X | 720,000 | 0.03349 |
| Direct | | |
| AXA UK Group Pension Scheme | 73,000 | 0.00340 |
| Indirect | | |
| AXA General Unit Trust | 1,760,000 | 0.08187 |
| Indirect | | |
| AXA Financial, Inc | 239,851,715 | 11.15723 |
| Indirect | | |
| AXA Colonia Konzern | 5,856,845 | 0.27244 |
| Direct | | |
| AXA Colonia Konzern | 173,313 | 0.00806 |

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

©2007 London Stock Exchange plc. All rights reserved

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | Friends ProvidentPLC |
| TIDM | FP. |
| Headline | Holding(s) in Company |
| Released | 10:09 23-May-07 |
| Number | PRNUK-2305 |

RECEIVED
2007 JUN 25 A 6:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

| 2. Reason for the notification | State Yes/No |
|---|---|
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): | |

| | |
|---|---|
| 3. Full name of person(s) subject to the notification obligation (iii): | AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies |
| 4. Full name of shareholder(s) (if different from 3.) (iv): | |
| 5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): | 20/05/2007 |
| 6. Date on which issuer notified: | 22/05/2007 |
| 7. Threshold(s) that is/are crossed or reached: | 14% |

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | | Resulting situation after the triggering transaction (vii) | | |
|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights (ix) | % of voting rights |

(viii)

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | | | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| Ord GB0030559776 | 300,989,679 | 300,989,679 | 16,025,928 | 16,025,928 | 284,656,974 | 0.75 | 13.24 |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted | % of voting rights |
|---|---|---|---|---|
| Convertible bond | 11/12/2007 | | 1,200,000 | 0.06% |

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 301,882,902 | 14.04% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

9.Chain (Financial Instrument)

| Name of the Company / Fund | Number of Shares | % of issued share capital |
|---|---|---|
| AXA Framlington | 700,000 | 0.03256 |
| Managed Income | | |
| Indirect | | |
| AXA Framlington | 500,000 | 0.02326 |
| Monthly Income | | |
| Indirect | | |
| Total Direct | 0 | 0.00000 |
| Total Indirect | 1,200,000 | 0.05582 |
| TOTAL | 1,200,000 | 0. 05582 |

9.Chain

| Name of the Company / Fund | Number of Shares | % of issued share capital |
|---|---|---|
| AXA Ireland Pension Fund | 5,261 | 0.00024 |
| Indirect | | |
| AXA Rosenberg | 149,789 | 0.00697 |

| | | |
|---|---|---|
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 100,000 | 0.00465 |
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 1,250,000 | 0.05815 |
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 1,250,000 | 0.05815 |
| Direct | | |
| AXA UK Investment Co ICVC Global Distribution Fund | 51,317 | 0.00239 |
| Indirect | | |
| AXA UK Investment Co ICVC Global Growth Fund | 128,581 | 0.00598 |
| Indirect | | |
| AXA UK Investment Co ICVC Distribution Fund | 350,000 | 0.01628 |
| Indirect | | |
| Sun Life Pensions Management Ltd | 322,638 | 0.01501 |
| Direct | | |
| Sun Life Pensions Management Ltd A/c X | 720,000 | 0.03349 |
| Direct | | |
| AXA UK Group Pension Scheme | 73,000 | 0.00340 |
| Indirect | | |
| AXA General Unit Trust | 1,760,000 | 0.08187 |
| Indirect | | |
| AXA Financial, Inc | 239,851,715 | 11.15723 |
| Indirect | | |
| AXA Colonia Konzern | 5,856,845 | 0.27244 |
| Direct | | |
| AXA Colonia Konzern | 173,313 | 0.00806 |
| Indirect | | |
| Sun Life International (IOM) Ltd | 750,000 | 0.03489 |

| | | |
|---|---|---|
| Direct | | |
| AXA France | 47,658 | 0.00222 |
| Indirect | | |
| AXA Australia | 1,418,274 | 0.06597 |
| Indirect | | |
| AXA Rosenberg | 40,731,555 | 1.89472 |
| Indirect | | |
| Sun Life International (IOM) Ltd | 2,000 | 0.00009 |
| Direct | | |
| AXA Financial, Inc * | 66,300 | 0.00308 |
| Indirect | | |
| Sun Life Pensions Management Ltd | 53,191 | 0.00247 |
| Direct | | |
| Sun Life Pensions Management Ltd | 208,450 | 0.00970 |
| Direct | | |
| Sun Life Unit Assurance Ltd | 475,000 | 0.02210 |
| LTAV UK Equity | | |
| Direct | | |
| Sun Life Unit Assurance Ltd | 382,246 | 0.01778 |
| FTSE All Share Tracker | | |
| Direct | | |
| Sun Life Pensions Management | 2,062,605 | 0.09595 |
| LTAV UK Equity | | |
| Direct | | |
| Sun Life Pensions Management | 1,868,688 | 0.08693 |
| FTSE All Share Tracker | | |
| Direct | | |
| AXA Winterthur | 574,476 | 0.02672 |
| Direct | | |
| Total Direct | 16,025,928 | 0.74548 |
| Total Indirect | 284,656,974 | 13.24144 |
| TOTAL | 300,682,902 | 13.98692 |

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Gordon Ellis

15. Contact telephone number: 01306 654802

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given

his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

# Regulatory Announcement

**Go to market news section**

Free annual report

RECEIVED
2007 JUN 25 A 6:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Result of AGM |
| **Released** | 13:36 24-May-07 |
| **Number** | PRNUK-2405 |

Result of Annual General Meeting

Friends Provident plc announces that all resolutions proposed at its Annual General Meeting held on Thursday 24 May 2007 were duly passed and the results of the postal votes are available on the Friends Provident website. Copies of the resolutions passed (other than resolutions concerning ordinary business) will be submitted to the UKLA for publication through its Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

Close

**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

©2007 London Stock Exchange plc. All rights reserved

RECEIVED
2007 JUN 25 A 6:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

| | |
|---|---|
| Company | Friends ProvidentPLC |
| TIDM | FP. |
| Headline | Holding(s) in Company |
| Released | 14:43 25-May-07 |
| Number | PRNUK-2505 |

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

| 2. Reason for the notification | State Yes/No |
|---|---|
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): | |

| | |
|---|---|
| 3. Full name of person(s) subject to the notification obligation (iii): | AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies |
| 4. Full name of shareholder(s) (if different from 3.) (iv): | |
| 5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): | 22/05/2007 |
| 6. Date on which issuer notified: | 24/05/2007 |
| 7. Threshold(s) that is/are crossed or reached: | 14% |

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | | Resulting situation after the triggering transaction (vii) | | |
|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights (ix) | % of voting rights |

(viii)

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | | | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| Ord GB0030559776 | 299,803,155 | 299,803,155 | 16,006,555 | 16,006,555 | 282,178,414 | 0.74 | 13.13 |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted | % of voting rights |
|---|---|---|---|---|
| Convertible bond | 11/12/2007 | | 1,200,000 | 0.06% |

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 299,384,969 | 13.93% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

9.Chain (Financial Instrument)

| Name of the Company / Fund | Number of Shares | % of issued share capital |
|---|---|---|
| AXA Framlington | 700,000 | 0.03256 |
| Managed Income | | |
| Indirect | | |
| AXA Framlington | 500,000 | 0.02326 |
| Monthly Income | | |
| Indirect | | |
| Total Direct | 0 | 0.00000 |
| Total Indirect | 1,200,000 | 0.05582 |
| TOTAL | 1,200,000 | 0. 05582 |

9.Chain

| Name of the Company / Fund | Number of Shares | % of issued share capital |
|---|---|---|
| AXA Rosenberg | 130,307 | 0.00606 |
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 100,000 | 0.00465 |

| | | |
|---|---|---|
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 1,250,000 | 0.05815 |
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 1,250,000 | 0.05815 |
| Direct | | |
| AXA UK Investment Co ICVC Global Distribution Fund | 45,121 | 0.00210 |
| Indirect | | |
| AXA UK Investment Co ICVC Global Growth Fund | 110,910 | 0.00516 |
| Indirect | | |
| AXA UK Investment Co ICVC Distribution Fund | 350,000 | 0.01628 |
| Indirect | | |
| Sun Life Pensions Management Ltd | 322,638 | 0.01501 |
| Direct | | |
| Sun Life Pensions Management Ltd A/c X | 720,000 | 0.03349 |
| Direct | | |
| AXA UK Group Pension Scheme | 73,000 | 0.00340 |
| Indirect | | |
| AXA General Unit Trust | 1,760,000 | 0.08187 |
| Indirect | | |
| AXA Financial, Inc | 239,802,955 | 11.15496 |
| Indirect | | |
| AXA Colonia Konzern | 5,856,845 | 0.27244 |
| Direct | | |
| AXA Colonia Konzern | 173,313 | 0.00806 |
| Indirect | | |
| Sun Life International (IOM) Ltd | 750,000 | 0.03489 |
| Direct | | |
| AXA France | 47,658 | 0.00222 |
| Indirect | | |

| | | |
|---|---|---|
| AXA Australia | 1,418,274 | 0.06597 |
| Indirect | | |
| AXA Rosenberg | 38,330,883 | 1.78304 |
| Indirect | | |
| Sun Life International (IOM) Ltd | 2,000 | 0.00009 |
| Direct | | |
| AXA Financial, Inc * | 66,300 | 0.00308 |
| Indirect | | |
| Sun Life Pensions Management Ltd | 53,191 | 0.00247 |
| Direct | | |
| Sun Life Pensions Management Ltd | 208,450 | 0.00970 |
| Direct | | |
| Sun Life Unit Assurance Ltd LTAV UK Equity | 475,000 | 0.02210 |
| Direct | | |
| Sun Life Unit Assurance Ltd FTSE All Share Tracker | 382,246 | 0.01778 |
| Direct | | |
| Sun Life Pensions Management LTAV UK Equity | 2,062,605 | 0.09595 |
| Direct | | |
| Sun Life Pensions Management FTSE All Share Tracker | 1,868,688 | 0.08693 |
| Direct | | |
| AXA Winterthur | 574,585 | 0.02673 |
| Direct | | |
| Total Direct | 16,006,555 | 0.74458 |
| Total Indirect | 282,178,414 | 13.12614 |
| TOTAL | 298,184,969 | 13.87072 |

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Gordon Ellis

15. Contact telephone number: 01306 654802

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is

the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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# Regulatory Announcement

Go to market news section

RECEIVED
2007 JUN 25 A 6:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Holding(s) in Company |
| **Released** | 16:24 25-May-07 |
| **Number** | PRNUK-2505 |

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

2. Reason for the notification

| | State Yes/No |
|---|---|
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify): | |

3. Full name of person(s) subject to the notification obligation (iii): AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 23/05/2007

6. Date on which issuer notified: 24/05/2007

7. Threshold(s) that is/are crossed or reached: 13%

8. Notified details:

A: Voting rights attached to shares

| Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction (vi) | | Resulting situation after the triggering transaction (vii) | | |
|---|---|---|---|---|---|
| | Number of Shares | Number of Voting Rights | Number of shares | Number of voting rights (ix) | % of voting rights |

(viii)

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| | | | Direct | Direct (x) | Indirect (xi) | Direct | Indirect |
| Ord GB0030559776 | 299,384,969 | 299,384,969 | 15,963,758 | 15,963,758 | 277,390,707 | 0.74 | 12.90 |

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

| Type of financial instrument | Expiration date (xiii) | Exercise/ Conversion Period/ Date (xiv) | Number of voting rights that may be acquired if the instrument is exercised/ converted | % of voting rights |
|---|---|---|---|---|
| Convertible bond | 11/12/2007 | | 1,200,000 | 0.06 |

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| 294,554,465 | 13.70 |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

9.Chain (Financial Instrument)

| Name of the Company / Fund | Number of Shares | % of issued share capital |
|---|---|---|
| AXA Framlington Managed Income Indirect | 700,000 | 0.03256 |
| AXA Framlington Monthly Income Indirect | 500,000 | 0.02326 |
| Total Direct | 0 | 0.00000 |
| Total Indirect | 1,200,000 | 0.05582 |
| TOTAL | 1,200,000 | 0. 05582 |

9.Chain

| Name of the Company / Fund | Number of Shares | % of issued share capital |
|---|---|---|
| AXA Rosenberg Direct | 87,510 | 0.00407 |
| Sun Life Unit Assurance Ltd A/c X | 100,000 | 0.00465 |

| | | |
|---|---|---|
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 1,250,000 | 0.05815 |
| Direct | | |
| Sun Life Unit Assurance Ltd A/c X | 1,250,000 | 0.05815 |
| Direct | | |
| AXA UK Investment Co ICVC Global Distribution Fund | 30,302 | 0.00141 |
| Indirect | | |
| AXA UK Investment Co ICVC Global Growth Fund | 74,615 | 0.00347 |
| Indirect | | |
| AXA UK Investment Co ICVC Distribution Fund | 350,000 | 0.01628 |
| Indirect | | |
| Sun Life Pensions Management Ltd | 322,638 | 0.01501 |
| Direct | | |
| Sun Life Pensions Management Ltd A/c X | 720,000 | 0.03349 |
| Direct | | |
| AXA UK Group Pension Scheme | 73,000 | 0.00340 |
| Indirect | | |
| AXA General Unit Trust | 1,760,000 | 0.08187 |
| Indirect | | |
| AXA Financial, Inc | 239,802,955 | 11.15496 |
| Indirect | | |
| AXA Colonia Konzern | 5,856,845 | 0.27244 |
| Direct | | |
| AXA Colonia Konzern | 173,313 | 0.00806 |
| Indirect | | |
| Sun Life International (IOM) Ltd | 750,000 | 0.03489 |
| Direct | | |
| AXA France | 47,658 | 0.00222 |
| Indirect | | |

| | | |
|---|---|---|
| AXA Australia | 1,418,274 | 0.06597 |
| Indirect | | |
| AXA Rosenberg | 33,594,290 | 1.56271 |
| Indirect | | |
| Sun Life International (IOM) Ltd | 2,000 | 0.00009 |
| Direct | | |
| AXA Financial, Inc * | 66,300 | 0.00308 |
| Indirect | | |
| Sun Life Pensions Management Ltd | 53,191 | 0.00247 |
| Direct | | |
| Sun Life Pensions Management Ltd | 208,450 | 0.00970 |
| Direct | | |
| Sun Life Unit Assurance Ltd | 475,000 | 0.02210 |
| LTAV UK Equity | | |
| Direct | | |
| Sun Life Unit Assurance Ltd | 382,246 | 0.01778 |
| FTSE All Share Tracker | | |
| Direct | | |
| Sun Life Pensions Management | 2,062,605 | 0.09595 |
| LTAV UK Equity | | |
| Direct | | |
| Sun Life Pensions Management | 1,868,688 | 0.08693 |
| FTSE All Share Tracker | | |
| Direct | | |
| AXA Winterthur | 574,585 | 0.02673 |
| Direct | | |
| Total Direct | 15,963,758 | 0.74259 |
| Total Indirect | 277,390,707 | 12.90343 |
| TOTAL | 293,354,465 | 13.64602 |

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Gordon Ellis

15. Contact telephone number: 01306 654802

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR.5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is

the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

©2007 London Stock Exchange plc. All rights reserved

# Regulatory Announcement

Go to market news section

RECEIVED
2007 JUN 25 A 6:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

| | |
|---|---|
| Company | Friends ProvidentPLC |
| TIDM | FP. |
| Headline | Holding(s) in Company |
| Released | 16:32 29-May-07 |
| Number | PRNUK-2905 |

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights — Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to notification obligation: Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3): Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of transaction (and date on which the threshold is crossed or reached if different): 23/05/07

6. Date on which issuer notified: 25/05/07

7. Threshold(s) that is/are crossed or reached: From 3% - 4% (L&G)

8: Notified Details

A: Voting rights attached to shares

| Class/ type of shares<br>If possible use ISIN code | Situation previous to the triggering transaction | | Resulting situation after the triggering transaction | | |
|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | Number of shares | Number of voting rights | Percentage of voting rights |

| | Direct | Direct | Indirect | Direct | Indirect |
|---|---|---|---|---|---|
| Ord 10p | 79,064,794 | 79,064,794 | 86,763,030 | 86,763,030 | 4.03 |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/ converted) | Percentage of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | Percentage of voting rights |
|---|---|
| 86,763,030 | 4.03 |

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

(LGIMH) (Director and Indirect)

Legal & General Investment Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (86,763,030 - 4.03% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (72,548,479 - 3.37% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (72,548,479 - 3.37% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

| | |
|---|---|
| 10. Name of proxy holder: | N/A |
| 11. Number of voting rights proxy holder will cease to hold: | N/A |
| 12. Date on which proxy holder will cease to hold voting rights: | N/A |
| 13. Additional information: | Notification using the total voting rights figure of 2,149,743,298 |
| 14 Contact name: | Gordon Ellis |
| 15. Contact telephone name: | 01306 653087 |

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Treasury Shares |
| **Released** | 11:55 30-May-07 |
| **Number** | PRNUK-3005 |

Treasury Shares

30 May 2007

Friends Provident plc (the `Company') announces that following the transfer of 84,217 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme, Deferred Share Plan and Executive Share Option Scheme the issued share capital of the Company is 2,171,528,063 ordinary shares of 10p each, of which 21,672,706 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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©2007 London Stock Exchange plc. All rights reserved

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Total Voting Rights |
| **Released** | 13:21 04-Jun-07 |
| **Number** | PRNUK-0406 |

Total voting rights

4 June 2007

In accordance with paragraph 5.6.1(R) of the Disclosure and Transparency Rules, Friends Provident plc (the 'Company') advises that as of the close of business on 31 May 2007, the Company's issued share capital now consists of 2,171,528,063 ordinary shares of 10p each, of which 21,672,706 are treasury shares. Accordingly, the Company's capital now consists of 2,149,855,357 ordinary shares with voting rights.

This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Gordon Ellis

Group Secretary

Friends Provident plc

Tel. No. 01306 654 802

END

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**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

©2007 London Stock Exchange plc. All rights reserved

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Holding(s) in Company |
| **Released** | 16:20 04-Jun-07 |
| **Number** | PRNUK-0406 |

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Friends Provident plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to notification obligation: Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3): Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of transaction (and date on which the threshold is crossed or reached if different): 31/05/2007

6. Date on which issuer notified: 01/06/2007

7. Threshold(s) that is/are crossed or reached: From 4% - 3% (L&G)

8: Notified Details

A: Voting rights attached to shares

| Class/ type of shares | Situation previous to the triggering transaction | | Resulting situation after the triggering transaction | | |
|---|---|---|---|---|---|
| If possible use ISIN code | | | | | |
| | Number of shares | Number of voting rights | Number of shares | Number of voting rights | Percentage of voting rights |

| | Direct | Direct | Indirect | Direct | Indirect |
|---|---|---|---|---|---|
| Ord 10p | 86,763,030 | 86,763,030 | 85,819,593 | 85,819,593 | 3.99 |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/ converted) | Percentage of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | Percentage of voting rights |
|---|---|
| 85,819,593 | 3.99 |

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

(LGIMH) (Director and Indirect)

Legal & General Investment Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (85,819,593 - 3.99% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (71,605,042 - 3.33% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (71,605,042 - 3.33% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

| | |
|---|---|
| 10. Name of proxy holder: | N/A |
| 11. Number of voting rights proxy holder will cease to hold: | N/A |
| 12. Date on which proxy holder will cease to hold voting rights: | N/A |
| 13. Additional information: | Notification using the total voting rights figure of 2,149,855,357 |
| 14 Contact name: | Gordon Ellis |
| 15. Contact telephone name: | 01306 653087 |

END

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**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

©2007 London Stock Exchange plc. All rights reserved

## Regulatory Announcement

Go to market news section

RECEIVED
2007 JUN 25 A 6: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

| | |
|---|---|
| Company | Friends ProvidentPLC |
| TIDM | FP. |
| Headline | Director/PDMR Shareholding |
| Released | 11:53 06-Jun-07 |
| Number | PRNUK-0606 |

Notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b)

6 June 2007

Friends Provident plc announces that Sir Adrian Montague, a director of the Company, has purchased 156 shares on 29 May 2009 at 200 pence per share under the Friends Provident Dividend Re-investment Plan (DRIP) in respect of the final dividend for the year ended 31 December 2006, which was paid on 29 May 2007. His total interests as at 5 June 2007 are 6,174 shares.

In addition, the following directors and persons discharging managerial responsibilities have also acquired shares on 29 May 2007 at 200 pence per share or on 31 May 2007 at 198.50 pence per share under the DRIP as set out in the table below:

| Name of directors and Persons Discharging Managerial Responsibility | Shares purchased on 29 May 2007 | Shares purchased on 31 May 2007 | Total no. of shares held by directors and Connected Persons following the purchase |
|---|---|---|---|
| P W Moore | | 21 | 53,084 |
| A R G Gunn | | 141 | 105,992 |
| S J Clamp | | 112 | 4,465 |
| R Crouch | | 62 | 2,448 |
| M H Hampton | | 34 | 12,773 |
| A P Jackson | 61 | 146 | 8,929 |
| R Sepe | | 146 | 11,290 |
| J Stevens | | 146 | 10,534 |
| P T Tunnicliffe | | 146 | 9,674 |

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

RECEIVED

2007 JUN 25 A 6:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

| | |
|---|---|
| Company | Friends ProvidentPLC |
| TIDM | FP. |
| Headline | Further re Acquisition |
| Released | 15:00 08-Jun-07 |
| Number | PRNUK-0806 |

8 June 2007

Friends Provident Completes Sesame Acquisition

Friends Provident plc announces that Friends Provident Distribution Holdings Limited has today completed the acquisition of Sesame Group Limited, one of the UK's largest providers of support services to independent financial advisers, from Misys plc. This follows the announcement on 15 May 2007 of the agreement to purchase Sesame.

- Ends -

For further information, please contact:

| | | |
|---|---|---|
| Nick Boakes | Friends Provident plc | +44 (0)845 641 7814 |
| Di Skidmore | Friends Provident plc | +44 (0)845 641 7833 |
| Alex Simmons | Finsbury Limited | +44 (0)20 7251 3801 |

Ref: H**

About Friends Provident

Friends Provident plc is the holding company of the Friends Provident Group of companies and a member of the FTSE 100. With more than 2.5 million customers the Group employs approximately 5,000 staff in its three core businesses: UK Life & Pensions, International Life & Pensions and Asset Management.

Now in its 175th anniversary year, the business was founded on Quaker principles and aimed to alleviate the hardship of families facing misfortune. Friends Provident has embraced corporate governance and achieving high standards of corporate behaviour and accountability to both stakeholders and customers is at the heart of our business. In 2001 the company established the grant-making charity The Friends Provident Foundation with the aim to encourage new ways of thinking about how money can be used to solve a wide range of problems.

Fast growing

UK Life & Pensions:

* 2006 new business sales up 30%, growth underpinned by award-winning service

International Life & Pensions:

* Friends Provident International - 2006 new business sales up 16%

* Lombard - 2006 new business sales up 40%

Asset Management:

* Funds under management £104 billion at 31 December 2006 from £30 billion at listing (July 2001)

Financially strong

* Risk Capital Margin of £220m covered by surplus assets within With Profits Fund at 31 December 2006

* Life & Pensions excess capital resources in accordance with FRS 27 £1.8 billion at 31 December 2006

* Regulatory solvency: Free Asset Ratio 22.2% at 31 December 2006

* Insurer financial strength rating: Moody's A1, S&P A+, Fitch A+

For more information on Friends Provident including, photos, awards, fast facts, presentations, and media contacts please visit the media section at www.friendsprovident.com/media

END

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**London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.**

©2007 London Stock Exchange plc. All rights reserved

RECEIVED
2007 JUN 25 A 6:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE



| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 15:14 11-Jun-07 |
| **Number** | PRNUK-1106 |

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b)

11 June 2007

Friends Provident plc announces the transfer of 2,144 treasury shares from the Treasury Shares Account to participants of the Executive Share Option Scheme on 11 June 2007.

In addition, the Company transferred 19,371 treasury shares onto the trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.9695 per share to satisfy the obligation to issue shares to SIP participants in May 2007. The Company has received notification from the following persons discharging managerial responsibility, including the executive directors of the Company, that of the 19,371 shares acquired by the trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

| Name | Shares Purchased on 8 June 2007 | Total number of shares held by director and Connected Persons |
|---|---|---|
| A R G Gunn | 64 | 106,056 |

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

| Name | Shares Purchased on 8 June 2007 | Total number of shares held by persons discharging managerial responsibilities and Connected Persons |
|---|---|---|
| S J Clamp | 64 | 4,529 |
| A P Jackson | 64 | 8,993 |
| R Sepe | 64 | 11,354 |
| J Stevens | 64 | 10,598 |
| P T Tunnicliffe | 64 | 9,738 |

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 6,498 shares out of the 2,083,729 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,171,528,063 ordinary shares of 10p each of which 21,651,191 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| Company | Friends ProvidentPLC |
| TIDM | FP. |
| Headline | Holding(s) in Company |
| Released | 15:59 12-Jun-07 |
| Number | PRNUK-1206 |

TR-1: Notifications of Major Interests in Shares

| | |
|---|---|
| 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: | Friends Provident plc |

2. Reason for notification (yes/no)

| | |
|---|---|
| An acquisition or disposal of voting rights | Yes |
| An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An event changing the breakdown of voting rights | |
| Other (please specify):______________ | |

| | |
|---|---|
| 3. Full name of person(s) subject to notification obligation: | Legal & General Group Plc (L&G) |
| 4. Full name of shareholder(s) (if different from 3): | Legal & General Assurance (Pensions Management) Limited (PMC) |
| 5. Date of transaction (and date on which the threshold is crossed or reached if different): | 07/06/07 |
| 6. Date on which issuer notified: | 11/06/07 |
| 7. Threshold(s) that is/are crossed or reached: | 4% (L&G) |

8: Notified Details

A: Voting rights attached to shares

| Class/ type of shares<br>If possible use ISIN code | Situation previous to the triggering transaction | | Resulting situation after the triggering transaction | | |
|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | Number of shares | Number of voting rights | Percentage of voting rights |

| | Direct | Direct | Indirect | Direct | Indirect |
|---|---|---|---|---|---|
| Ord 10p | 85,819,593 | 85,819,593 | 86,064,133 | 86,064,133 | 4.00 |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/ converted) | Percentage of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | Percentage of voting rights |
|---|---|
| 86,064,133 | 4.00 |

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

(LGIMH) (Direct and Indirect)

Legal & General Investment Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (86,064,133- 4.00% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (71,889,682 - 3.34% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (71,889,682 - 3.34% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

| | |
|---|---|
| 10. Name of proxy holder: | N/A |
| 11. Number of voting rights proxy holder will cease to hold: | N/A |
| 12. Date on which proxy holder will cease to hold voting rights: | N/A |
| 13. Additional information: | Notification using the total voting rights figure of 2,149,855,357 |
| 14 Contact name: | Gordon Ellis |
| 15. Contact telephone name: | 01306 653087 |

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Friends ProvidentPLC |
| **TIDM** | FP. |
| **Headline** | Holding(s) in Company |
| **Released** | 11:11 14-Jun-07 |
| **Number** | PRNUK-1406 |

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Friends Provident plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to notification obligation: Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3): Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of transaction (and date on which the threshold is crossed or reached if different): 12/06/07

6. Date on which issuer notified: 13/06/07

7. Threshold(s) that is/are crossed or reached: 4% (L&G)

8: Notified Details

A: Voting rights attached to shares

| Class/ type of shares<br>If possible use ISIN code | Situation previous to the triggering transaction | | Resulting situation after the triggering transaction | | |
|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | Number of shares | Number of voting rights | Percentage of voting rights |

| | Direct | Direct | Indirect | Direct | Indirect |
|---|---|---|---|---|---|
| Ord 10p | 86,064,133 | 86,064,133 | 85,248,227 | 85,248,227 | 3.96 |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/ converted) | Percentage of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | Percentage of voting rights |
|---|---|
| 85,248,227 | 3.96 |

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

(LGIMH) (Direct and Indirect)

Legal & General Investment Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (85,248,227- 3.96% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (71,073,776 - 3.30% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (71,073,776 - 3.30% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

| | |
|---|---|
| 10. Name of proxy holder: | N/A |
| 11. Number of voting rights proxy holder will cease to hold: | N/A |
| 12. Date on which proxy holder will cease to hold voting rights: | N/A |
| 13. Additional information: | Notification using the total voting rights figure of 2,149,855,357 |
| 14 Contact name: | Gordon Ellis |
| 15. Contact telephone name: | 01306 653087 |

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

*END*